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          Filed by Chevron Corporation Pursuant to Rule 425 under the Securities
                            Act of 1933 and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                   Subject Company:  Texaco Inc.
                                                        Commission File No. 1-27

                                                         Date: November 20, 2000

         Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.

         Chevron and Texaco will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105,
Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

         Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2000 annual meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the



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interests of such participants by reading the proxy statement/prospectus when it becomes available.

                                      * * *

[Chevron Corporation Press Release Issued on November 17, 2000]
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                CHEVRON VOLUNTARILY PROVIDES FTC ADDITIONAL TIME
                                FOR MERGER REVIEW


         SAN FRANCISCO, Nov. 17 -- Following informal discussions with staff at the Federal Trade Commission, Chevron today volunteered to refile its pre-merger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act.
         Chevron's initial submission, made on Oct. 23, was followed by an informal request from the Commission staff for additional information about the business of the two companies. In response to that informal request, Chevron and Texaco have been providing information to the staff on a voluntary basis. Under the Hart-Scott-Rodino Act, the Commission must make a formal request for any additional information it wants from the companies within 30 days of their original filing, or from any subsequent refiling. Chevron's refiling, completed today, gives the Commission and staff more time to review the information submitted by Chevron and Texaco before the staff must determine what additional information, if any, it will formally request.
         Chevron and Texaco remain committed to working cooperatively with the Federal Trade Commission as it conducts its review of the merger.

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